Exhibit 99.1

Interim condensed consolidated financial statements of

Medicenna Therapeutics Corp.

(Expressed in Canadian Dollars)

For the three and nine months ended June 30, 2022

Medicenna Therapeutics Corp.

Interim Condensed Consolidated Statements of Financial Position

(Expressed in thousands of Canadian Dollars, except for share and per share amounts)

(Unaudited)

as at

	June 30, 2022	March 31, 2022
	$	$
Assets
Current assets
Cash and cash equivalents	19,303	20,535
Prepaids and deposits	678	1,548
Other receivables	94	1,308
	20,075	23,391
Intangible assets (Note 7)	65	65
	20,140	23,456

Liabilities
Current liabilities
Accounts payable and accrued liabilities	2,147	2,621
	2,147	2,621

Shareholders' Equity
Common shares (Note 3)	84,640	83,671
Contributed surplus (Notes 4 and 5)	8,333	7,926
Accumulated other comprehensive income	108	171
Deficit	(75,088)	(70,933)
	17,993	20,835
	20,140	23,456

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

1

Medicenna Therapeutics Corp.

Interim Condensed Consolidated Statements of Loss and Comprehensive Loss

(Expressed in thousands of Canadian Dollars, except for share and per share amounts)

(Unaudited)

	Three months ended June 30, 2022	Three months ended June 30, 2021
	$	$
Operating expenses
General and administration (Note 9)	1,919	1,867
Research and development (Note 9)	2,411	4,349

Total operating expenses	4,330	6,216

Finance income	(30)	(23)
Foreign exchange (gain) loss	(145)	193
	(175)	170

Net loss for the period	(4,155)	(6,386)
Cumulative translation adjustment	(63)	(4)
Comprehensive loss for the period	(4,218)	(6,390)

Basic and diluted loss per share for the period	(0.07)	(0.12)

Weighted average number of common shares outstanding (Note 3)	56,133,555	53,554,885

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

2

Medicenna Therapeutics Corp.

Interim Condensed Consolidated Statements of Cash Flows

(Expressed in thousands of Canadian Dollars)

(Unaudited)

	Three months ended June 30, 2022	Three months ended June 30, 2021
	$	$
Operating activities
Net loss for the period	(4,155)	(6,386)
Items not involving cash
Depreciation	—	10
Stock based compensation	407	354
Government grant expense recoveries (Note 6)	—	(664)
Unrealized foreign exchange	(168)	190
Accrued interest	(11)	(30)
Changes in non-cash working capital
Other receivables and deposits	2,095	1,092
Accounts payable and accrued liabilities	(474)	862
	(2,306)	(4,572)
Investing activities
Acquisition of marketable securities	—	(10,000)
Disposition of marketable securities	—	10,040
	—	40
Financing activities
Repayment of lease liabilities	—	(12)
Issuance of share capital, net of issuance costs (Note 3)	969	—
Warrant and option exercises (Notes 4 and 5)	—	269
	969	257
Effect of foreign exchange on cash	105	(193)
Net decrease in cash	(1,232)	(4,468)
Cash, beginning of period	20,535	30,375
Cash, end of period	19,303	25,907

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

3

Medicenna Therapeutics Corp.

Interim Condensed Consolidated Statements of Changes in Shareholders' Equity

(Expressed in thousands Canadian Dollars, except for share and per share amounts)

(Unaudited)

	Common shares issued and outstanding		Contributed surplus	Accumulated other comprehensive income	Deficit	Total shareholders' equity
	Number	Amount
		$	$	$	$	$
Balance, March 31, 2021	53,547,709	79,587	6,680	234	(48,356)	38,145
Stock based compensation	—	—	354	—	—	354
Warrant and option exercises	169,236	327	(58)	—	—	269
Cumulative translation adjustment	—	—	—	(4)	—	(4)
Net loss for the period	—	—	—	—	(6,386)	(6,386)
Balance, June 30, 2021	53,716,945	79,914	6,976	230	(54,742)	32,378

Balance, March 31, 2022	55,647,479	83,671	7,926	171	(70,933)	20,835
Stock based compensation	—	—	407	—	—	407
Issued on ATM financing (Note 3)	656,656	969	—	—	—	969
Cumulative translation adjustment	—	—	—	(63)	—	(63)
Net loss for the period	—	—	—	—	(4,155)	(4,155)
Balance, June 30, 2022	56,304,135	84,640	8,333	108	(75,088)	17,993

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

4

Medicenna Therapeutics Corp.

Notes to the interim condensed consolidated financial statements (unaudited)

For the Three months ended June 30, 2022 and 2021

(Tabular amounts expressed in thousands of Canadian Dollars, except for share and per share amounts)

1.	Nature of business and liquidity

The Company's principal business activity is the development and commercialization of IL-2, IL-4 and IL-13 Superkines and Empowered Superkines for the treatment of cancer, inflammation and immune-mediated diseases. Medicenna has four wholly owned subsidiaries, Medicenna Therapeutics Inc. (“MTI”) (British Columbia), Medicenna Biopharma Inc. (“MBI”) (Delaware), Medicenna Biopharma Inc. (“MBIBC”) (British Columbia) and Medicenna Australia PTY Ltd (“MAL”) (Australia). Medicenna is traded on both the Toronto Stock Exchange and the Nasdaq Capital Market (“Nasdaq”) under the symbol ‘’MDNA”.

Aa at June 30, 2022, the head and registered office is located at 2 Bloor St W, 7th Floor, Toronto, Ontario, Canada.

Since inception, the Company has devoted its resources to funding R&D programs, including securing intellectual property rights and licenses, conducting discovery research, manufacturing drug supplies, initiating preclinical and clinical studies, submitting regulatory dossiers and providing administrative support to R&D activities, which has resulted in an accumulated deficit of $75.1 million as of June 30, 2022. With current revenues only consisting of interest earned on excess cash, cash equivalents and marketable securities, losses are expected to continue while the Company’s R&D programs are advanced.

We currently do not earn any revenues from our product candidates and are therefore considered to be in the development stage. As required, the Company will continue to finance its operations through the sale of equity or pursue non-dilutive funding sources available to the Company in the future. The continuation of our research and development activities for MDNA55, MDNA11 and the BiSKITsTM platform and the commercialization of MDNA55 is dependent upon our ability to successfully finance and complete our research and development programs through a combination of equity financing and revenues from strategic partners. We have no current sources of revenues from strategic partners.

Subsequent to quarter end, the Company completed a financing which raised an additional US$20 million.  This additional cash is expected to fund operations into Q1 of calendar 2024.  For further details see Note 10.

COVID-19 Update

In March 2020, the World Health Organization declared the COVID-19 outbreak a global pandemic and the Company continues to evaluate the COVID-19 situation and monitor any impacts or any potential impacts to the business. Medicenna has implemented health and safety measures in accordance with health officials and guidance from local government authorities. Further, the pandemic has had an impact on the Company’s third-party vendors resulting in delays in receiving components and supplies which delayed our ability to start certain studies and could result in development delays including the ongoing and planned clinical activities related to MDNA11. As the COVID-19 health crisis continues, the Company will continue to rely on guidance and recommendations from local health authorities, Health Canada and the Centers for Disease Control and Prevention to update the Company’s policies.

5

Medicenna Therapeutics Corp.

Notes to the interim condensed consolidated financial statements (unaudited)

For the Three months ended June 30, 2022 and 2021

(Tabular amounts expressed in thousands of Canadian Dollars, except for share and per share amounts)

2.	Basis of presentation and significant accounting policies

a)	Statement of compliance

These interim condensed consolidated financial statements have been prepared in accordance with International Accounting Standards (“IAS”) 34 ‘Interim Financial Reporting’ (IAS 34) using accounting policies consistent with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and the Interpretations of the International Financial Reporting and Interpretations Committee (“IFRIC”).

The interim condensed consolidated financial statements do not include all the information and disclosures required in the annual financial statements and should be read in conjunction with the Company’s audited financial statements for the year ended March 31, 2022.

The interim condensed consolidated financial statements were approved by the Company’s Board of Directors and authorized for issue on August 12, 2022.

b)	Functional and presentation currency

The functional currency of an entity and its subsidiary is the currency of the primary economic environment in which the entity operates. The functional currency of the parent company is the Canadian dollar and the functional currency of MBI is the US dollar, the functional currency of MTI and MBI BC is the Canadian dollar, the functional currency of MAL is the Australian dollar, and the presentation currency of the parent company is the Canadian dollar.

c)	Significant accounting judgments, estimates and assumptions

The preparation of these unaudited interim condensed consolidated financial statements in accordance with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and reported amounts of assets and liabilities at the date of the unaudited condensed consolidated interim financial statements and reported amounts of revenues and expenses during the reporting period. Actual outcomes could differ from these estimates.

The unaudited interim condensed consolidated financial statements include estimates, which, by their nature, are uncertain. The impacts of such estimates are pervasive throughout the unaudited interim condensed consolidated financial statements and may require accounting adjustments based on future occurrences. The estimates and underlying assumptions are reviewed on a regular basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised and in any future periods affected.

The accompanying unaudited interim condensed consolidated financial statements are prepared in accordance with IFRS and follow the same accounting policies and methods of application as the audited consolidated financial statements of the Company for the year ended March 31, 2022. They do not include all of the information and disclosures required by IFRS for annual financial statements. In the opinion of management, all adjustments considered necessary for fair presentation have been included in these unaudited condensed consolidated interim financial statements. Operating results for the three months ended June 30, 2022 are not necessarily indicative of the results that may be expected for the full year ended March 31, 2023. For further information, see the Company’s audited consolidated financial statements including notes thereto for the year ended March 31, 2022.

6

Medicenna Therapeutics Corp.

Notes to the interim condensed consolidated financial statements (unaudited)

For the Three months ended June 30, 2022 and 2021

(Tabular amounts expressed in thousands of Canadian Dollars, except for share and per share amounts)

3.	Share capital

Authorized

Unlimited common shares

Equity Issuances

On December 30, 2020, the Company entered into a sales agreement with SVB Leerink acting as sales agent, pursuant to which the Company may, from time to time sell, through at-the-market (“ATM”) on the NASDAQ such number of common shares as would have an aggregate offering price of up to US$25.0 million (the ATM Offering). The Company plans to use the net proceeds of the ATM offering for general corporate purposes including, but not limited to working capital expenditures, research and development expenditures, and clinical trial expenditures. During the three months ended June 30, 2022, the Company issued 656,656 common shares (June 30, 2021 – nil) for gross proceeds of US$0.8 million (June 30, 2021 - $nil) at an average price of US$1.20. The company received; net of commissions US$0.7 million (June 30, 2021 - $nil). In total, we incurred share issuance costs (including commissions) of US$0.1 million (June 30, 2021 - $nil).

Calculation of loss per share

Loss per common share is calculated using the weighted average number of common shares outstanding. For the period ended June 30, 2022 and 2021, the calculation was as follows:

	Three months ended June 30, 2022	Three months ended June 30, 2021
Common shares issued and outstanding, beginning of period	55,647,479	53,547,709
ATM issuances	486,076	—
Effect of warrants and options exercised	—	7,176
Weighted average common shares issued and outstanding, end of period	56,133,555	53,554,885

The effect of any potential exercise of the Company’s stock options and warrants outstanding during the year has been excluded from the calculation of diluted loss per common share as it would be anti- dilutive.

4.	Warrants

Warrant continuity:

	Number of Warrants	Weighted average exercise price
Warrants outstanding at March 31, 2021	4,018,993	$1.82
Warrants expired during the period	(18,000)	2.00
Warrants exercised during the period	(169,246)	1.59
Warrants outstanding at June 30, 2021	3,831,747	$1.83
Warrants exercised during the period	(41,950)	1.57
Warrants outstanding at September 30, 2021	3,789,797	$1.83
Warrants exercised during the period	(55,094)	1.30
Warrants outstanding at December 31, 2021	3,734,703	$1.84
Warrants expired during the period	(770,161)	3.10
Warrants outstanding at March 31, 2022	2,964,542	$1.51
Warrants outstanding at June 30, 2022	2,964.542	$1.51

There were no warrants exercised during the period ended June 30, 2022.

7

Medicenna Therapeutics Corp.

Notes to the interim condensed consolidated financial statements (unaudited)

For the Three months ended June 30, 2022 and 2021

(Tabular amounts expressed in thousands of Canadian Dollars, except for share and per share amounts)

4.            Warrants cont’d

At June 30, 2022, warrants were outstanding and exercisable, enabling holders to acquire common shares as follows:

Number of Warrants	Exercise Price	Expiry Date
	$
1,661,542	1.75	October 17, 2022
1,303,000	1.20	December 21, 2023
2,964,542

5.	Stock options

During the three months ended June 30, 2022, the Company granted 1,115,713 stock options at an average exercise price of $1.45 per share. 822,608 of the options were granted to the Company’s officers and employees and vest 1/3 after one year, 1/3 after two years and 1/3 after three years, and have a ten-year life; and 293,105 options were granted to Directors of the Company at a price of $1.45 and vest 50% upon issuance and 50% after 1 year and have a five-year life.

During the three months ended June 30, 2021, the Company granted 370,000 stock options at an average exercise price of $4.66 per share. 350,000 of the options were granted to the Company’s officers and employees and vest 1/3 after one year, 1/3 after two years and 1/3 after three years, and have a ten-year life; and 20,000 stock options granted to a consultant vest 1/3 after one year, 1/3 after two years and 1/3 after three years, and have a ten-year life.

Stock option transactions for the period ended June 30, 2022 and 2021 are set forth below:

	Number of options	Weighted average exercise price
Balance outstanding at March 31, 2021	4,155,084	1.96
Granted	370,000	4.66
Forfeited	(62,480)	5.11
Balance outstanding at June 30, 2021	4,462,604	$2.14
Granted	598,056	3.14
Exercised	(84,880)	1.47
Forfeited	(302,640)	3.28
Balance outstanding at September 30, 2021	4,673,140	$2.17
Balance outstanding at December 31, 2021	4,673,140	$2.17
Granted	129,000	2.28
Forfeited	(337,500)	4.92
Balance outstanding at March 31, 2022	4,464,640	$2.00
Granted	1,115,713	1.45
Balance outstanding at June 30, 2022	5,580,353	$1.89

8

Medicenna Therapeutics Corp.

Notes to the interim condensed consolidated financial statements (unaudited)

For the Three months ended June 30, 2022 and 2021

(Tabular amounts expressed in thousands of Canadian Dollars, except for share and per share amounts)

5.	Stock options cont’d

The following table summarizes information about stock options outstanding at June 30, 2022:

	Options Outstanding			Options Exercisable
Exercise Prices	Options	Weighted average remaining contractual life	Weighted average exercise price	Options	Weighted average exercise price
$		Years	$		$
1.00-1.99	3,070,713	7.08	1.27	1,747,500	1.15
2.00-2.99	1,679,000	4.58	2.08	1,550,000	2.06
3.00-5.19	830,640	5.30	3.82	131,458	5.11
	5,580,353	6.07	1.89	3,428,958	1.64

The following assumptions were used in the Black-Scholes option-pricing model to determine the fair value of stock options granted during the period:

	June 30, 2022	March 31, 2022

Exercise price	$1.45	$2.05-4.85
Grant date share price	$1.45	$2.05-4.85
Risk free interest rate	4.5%	1.0%
Expected life of options	5 years	5 years
Expected volatility	90%	90%
Expected dividend yield	—	—
Forfeiture rate
Weighted average fair value of options granted during the period	$1.04	$2.58

6.	Government assistance

CPRIT assistance

In February 2015, the Company received notice that it had been awarded a grant by the Cancer Prevention Research Institute of Texas (“CPRIT”) whereby the Company was eligible to receive up to US$14.1 million on eligible expenditures over a three-year period related to the development of the Company’s phase 2b clinical program for MDNA55. As of March 31, 2022, the grant with CPRIT was complete.

Of the US$14.1 million grant approved by CPRIT, Medicenna had received US$14.1 million from CPRIT at March 31, 2022.

Under the terms of the grant, the Company is required to pay a royalty to CPRIT, comprised of 3-5% of revenues on net sales of MDNA55 until aggregate royalty payments equal 400% of the grant funds received at which time the ongoing royalty will be 0.5% of revenues. At this time the royalty is not probable and therefore no liability has been recorded. In addition, the Company must maintain a presence in Texas for three years following completion of the grant.

Refundable Tax

In June 2022, the Company received $0.7 million through our Australian R&D incentive program relating to the year ended March 31, 2022.

9

Medicenna Therapeutics Corp.

Notes to the interim condensed consolidated financial statements (unaudited)

For the Three months ended June 30, 2022 and 2021

(Tabular amounts expressed in thousands of Canadian Dollars, except for share and per share amounts)

7.	Commitments

Intellectual property

On August 21, 2015, the Company exercised its right to enter into two license agreements (the “Stanford License Agreements”) with the Board of Trustees of the Leland Stanford Junior University (“Stanford”). In connection with this licensing agreement, the Company issued 649,999 common shares with a value of $0.1 million to Stanford and affiliated inventors. The value of these shares has been recorded as an intangible asset that is being amortized over the life of the underlying patents. As at June 30, 2022, the Company’s intangible assets have a remaining capitalized net book value of $65 thousand (March 31, 2022 - $65 thousand).

The Company has entered into various license agreements with respect to accessing patented technology. In order to maintain these agreements, the Company is obligated to pay certain costs based on timing or certain milestones within the agreements, the timing of which is uncertain. These costs include ongoing license fees, patent prosecution and maintenance costs, royalty and other milestone payments. As at June 30, 2022, the Company is obligated to pay the following:

•	Given the current development plans and expected timelines of the Company it is assumed that project milestones of US$0.3 million will be due in the next five years.

•	Project milestone payments, assuming continued success in the development programs, of uncertain timing totaling US$2.0 million and an additional US$2.0 million in sales milestones.

Contractual obligations	Less than 1 year	1-3 years	3-5 years	Total
	$	$	$	$
Patent licensing costs	193	1,173	296	1,662

As at June 30, 2022, the Company had obligations to make future payments, representing significant research and development and manufacturing contracts and other commitments that are known and committed in the amount of approximately $10.7 million, of which $8.6 million has been paid or accrued as at June 30, 2022. Most of these agreements are cancellable by the Company with notice. These commitments include agreements for manufacturing and preclinical studies.

8.	Related party disclosures

(a)	Key management personnel

Key management personnel, which consists of the Company’s officers (President and Chief Executive Officer, Chief Financial Officer, Chief Development Officer, former Chief Medical Officer and former Chief Scientific Officer) and directors, earned the following compensation for the following periods:

	Three months ended June 30, 2022	Three months ended June 30, 2021
	$	$
Salaries and wages	253	391
Board fees	76	72
Stock option expense	342	207
	671	670

(b)	Amounts payable to related parties

As at June 30, 2022, the Company had trade and other payables in the normal course of business, owing to directors and officers of $0.1 million, (2021 - $0.2 million) related to board fees and accrued vacation.

10

Medicenna Therapeutics Corp.

Notes to the interim condensed consolidated financial statements (unaudited)

For the Three months ended June 30, 2022 and 2021

(Tabular amounts expressed in thousands of Canadian Dollars, except for share and per share amounts)

9.	Components of Expenses

	Three months ended June 30, 2022	Three months ended June 30, 2021
	$	$
General and Administration Expenses
Depreciation expense	—	10
Stock based compensation	296	161
Facilities and operations	124	80
Public company expenses	1,277	1,422
Salaries and benefits	222	194
	1,919	1,867

	Three months ended June 30, 2022	Three months ended June 30, 2021
	$	$
Research and Development Expenses
Chemistry, manufacturing, and controls	495	3,392
Regulatory	28	214
Discovery and pre-clinical	470	688
Clinical	630	650
Salaries and benefits	514	654
Licensing, patent, legal fees and royalties	161	222
Stock based compensation	111	193
CPRIT grant claimed in eligible expenses (Note 6)	—	(1,753)
Other research and development expenses	2	89
	2,411	4,349

10.	Subsequent Events

On August 11, 2022, subsequent to the quarter end, Medicenna completed a marketed underwritten public offering of 13,333,334 units (the "Units") of the Company in Canada and the United States at a price to the public of US$1.50 per Unit for aggregate gross proceeds of US$20 million. Each Unit is comprised of one common share and one common share purchase warrant (a “Warrant”). Each Warrant entitles the holder thereof to purchase one common share at a price of US$1.85 per common share, subject to adjustment in certain events, during a period of 60 months following August 11, 2022.

11